21344

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014061

NO ACT
P.E 12-14-01
1-02217

January 25, 2002

Parth S. Munshi
Finance Counsel
Legal Division
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act	1934
Section	
Rule	14A-8
Public Availability	1/25/2002

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

Dear Mr. Munshi:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Coca-Cola by Mr. William Wardlaw. We also have received a letter from the proponent dated January 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. William Wardlaw
c/o Harrington Investments, Inc.
P.O. Box 6108
Napa, CA 94581

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

Rule 14a-8b
Rule 14a-8(i)(10)

December 14, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by William C. Wardlaw

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by William C. Wardlaw (the "Proposal") from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, the Company proposes to exclude the Proposal from the Company's 2002 proxy materials as the Proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10.

THE PROPOSAL

On October 30, 2001, the Company received Mr. Wardlaw's proposal for inclusion in the Company's proxy materials for its Annual Meeting. A copy of Mr. Wardlaw's letter is attached as Exhibit A and a copy of the Proposal is attached as Exhibit B.

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials. This includes proposals that the registrant has already substantially implemented (Rule 14a-8(i)(10)).

I. **The Proposal has Been Substantially Implemented and is Therefore Excludable under Rule 14a-8(i)(10)**

Rule 14a-8(i)(10) allows exclusion of a proposal where, as is the case here, the proposal has already been substantially implemented by the registrant.

The Staff has on numerous occasions permitted the omission of proposals that have been substantially implemented by a registrant. Honeywell International Inc. (Feb. 29, 2000); K-Mart Corp. (Feb. 23, 2000); Masco Corp. (Mar. 29, 1999). The Staff has not required that the registrant have implemented the action exactly as proposed, but rather only that the registrant have previously satisfied the essential objective of the proposal. See e.g., Sears, Roebuck and Co. (Feb. 23, 1998); Eastman Kodak Co. (determination that a company has substantially implemented a proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal).[1]

The Proposal requests that the Board of Directors of the Company make all possible efforts to implement or increase activity with regard to certain enumerated principles as they relate to the Company's operations in The Peoples Republic of China. These principles were

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1 Rule 14a-8 was amended in 1998. In connection with such amendment Rule 14a-8 (c)(10) was renumbered as Rule 14a-8(i)(10). Additionally, while the predecessor rule permitted exclusion of proposals that had been rendered moot, Rule 14a-8(i)(10) permits the exclusion of proposals that have been substantially implemented. However, in interpreting the predecessor to Rule 14a-8(i)(10), the Commission had determined that a proposal that has been "substantially implemented" may be omitted as moot. Securities Exchange Act Release No. 34-2009 (Aug. 16,1983). As a result, the Staff no-action letters cited in this letter that were decided under Rule 14a-8(c)(10) continue to be relevant to the application of Rule 14-8(i)(10).

designed to "commit a company to a widely accepted and thorough set of human and labor rights standards for China." The enumerated principles provide for the following:

(i) a prohibition against the production of products within the facilities of the Company or any supplier of the Company by bonded labor, forced labor or within prison camps;

(ii) a commitment that the facilities of the Company and its suppliers shall provide for (A) wages that meet workers' basic needs and (B) fair and decent working hours;

(i) a prohibition against the use of corporal punishment, and any physical, sexual or verbal abuse or harassment of workers;

(ii) a commitment to the use of production methods that do not negatively affect the worker's occupational health and safety;

(iii) a prohibition against the use of police or military to prevent workers from exercising their rights;

(iv) a commitment to the protection of the freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention;

(iii) a prohibition against discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity or an involvement in demonstrations, past records of arrest or internal exile for political protest, or membership in organizations committed to non-violent social or political change;

(v) a commitment to the use of environmentally responsible production methods that have a minimum adverse impact on land, air, and water quality;

(vi) a prohibition against the use of child labor; and compliance with minimum age requirements under the national laws of China; and

(vii) a commitment to the issuance of annual statements to the Human Rights for Workers in China Working Group detailing efforts to comply with the principles.

As stated above, the foregoing principles are designed to promote the respect of human and labor rights of workers in China.

The Company is a signatory to the Global Sullivan Principles established by the Reverend Leon H. Sullivan. A copy of the Global Sullivan Principles is attached as Exhibit C. The stated objectives of the Global Sullivan Principles are "to support economic, social and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality."

As a signatory, the Company states that it will respect the law, and as a responsible member of society it will apply the principles with integrity consistent with the legitimate role of business. Additionally, the Company has agreed to develop and implement policies, procedures and internal controls to ensure a commitment to the Global Sullivan Principles.

The eight Global Sullivan Principles provide for the following:

(iv) support for universal human rights and, particularly, those of the Company's employees, the communities within which it operates, and parties with whom it does business;

(v) promotion of equal opportunity for employees at all levels of the Company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs; and a commitment to operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse;

(vi) respect for employees' voluntary freedom of association;

(vii) a commitment to compensate employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities;

(viii) a commitment to provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development;

(ix) a commitment to promote fair competition including respect for intellectual and other property rights, and not offer, pay or accept bribes;

(x) a commitment to work with governments and communities in which the Company does business to improve the quality of life in those communities -- their educational, cultural, economic and social well-being -- and seek to provide training and opportunities for workers from disadvantaged backgrounds;

(xi) a commitment to promote the application of these principles by those with whom the Company does business.

The Proposal and the Global Sullivan Principles are designed to meet substantially the same objectives: the advancement of human rights and labor rights of workers. The Proposal seeks to establish a set of principles relating to the Company's operations in China. By its terms the Global Sullivan Principles are applicable in each jurisdiction in which a company operates. As such, the Global Sullivan Principles already apply to the Company's operations in China. Therefore, the Company has already principles in China which are substantially similar to those proposed by Mr. Wardlaw.

The similarity of the Global Sullivan Principles to the Proposal is illustrated by the following examples:

- The Proposal provides for a commitment from the Company that it shall provide for (i) wages that meet a worker's basic needs and (ii) fair and decent working hours. Similarly, the Global Sullivan Principles provide for a commitment to compensate employees to enable them to meet at least their basic needs and to provide a safe and healthy workplace.
- The Proposal provides for prohibition against the use of corporal punishment and any physical, sexual, or verbal abuse or harassment, as well as against the use of bonded or forced labor. The Proposal also prohibits the use of child labor. The Global Sullivan Principles provide that the Company will operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude and other forms of abuse.
- The Proposal provides for a commitment to the use of production methods that do not negatively impact a worker's occupational health and safety and that minimize the impact on the environment. The Global Sullivan Principles also provide for a safe and healthy workplace and requires the protection of human health and the environment.
- The Proposal prohibits discrimination in hiring, remuneration or promotion based on age; gender; marital status; pregnancy; ethnicity; or region of origin; labor, political or religious activity or involvement in demonstrations; past records of arrest or internal exile for political protest; or membership in organizations committed to non-violent social or political change. The Global Sullivan Principles similarly provide for the promotion of equal opportunity for employees at all levels with respect to issues such as color, race, gender, age, ethnicity or religious beliefs.
- The Proposal provides that many of the principles be applicable to suppliers of the Company. Pursuant to the Global Sullivan Principles, the Company has already committed to the promotion of such principles by those with whom the Company does business.

As previously stated, the Staff has not required that an action be implemented exactly as proposed; but rather that the essential objective of the proposal be satisfied. The essential objective of the Proposal is to commit a company to a thorough set of human and labor rights standards for China. Through its adoption, endorsement and implementation of the Global Sullivan Principles, the Company has already committed itself to such goals on a world-wide basis, including its operations in China. In fact, each of the enumerated principles contained in the Proposal, other than reporting to the Human Rights for Workers in China Working Group, is substantially covered by the Global Sullivan Principles.

In addition to the Global Sullivan Principles, the Company is in the process of finalizing its own Code of Conduct (the "Code"). The Company anticipates finalization and publication of the Code in the first quarter of 2002. Similar to the Global Sullivan Principles and the Proposal, the Code is designed to ensure that the rights of the Company's employees are respected and protected in its day to day operations. Once published, the Code will substantially address the issues raised in the Proposal. For example, the Code will specifically provide that the Company we (i) will not condone the exploitation of children, physical punishment or involuntary servitude; and (ii) will pay wages that enable our employees to meet their basic needs. The Proposal provides for (i) a prohibition on the use of child labor, forced labor and corporal punishment and (ii) a commitment from the Company that it will provide wages that meet a worker's basic needs.

As evidenced by the foregoing, the objectives of the Proposal have been substantially implemented and the Proposal may be properly excluded under Rule 14a(i)(10).

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at 404-676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: William Wardlaw
John Harrington

Enclosures: 6 copies of the proposal
6 copies of this letter
6 copies of the Global Sullivan Principles

Exhibit A

October 22, 2001

William C. Wardlaw III
C/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94581

Douglas Daft
Chairman & CEO
Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Mr. Daft:

I, William C. Wardlaw, am filing the enclosed shareholder proposal, *The China Business Principles*. I personally own 103,519 shares of Coca Cola Company stock and I have an interest in trusts with holdings of an additional 1,500,000+ shares. I, among many other concerned shareholders, am concerned about human and labor rights issues, including low wages and dangerous working conditions existing in factories in China.

Therefore, I am filing the enclosed shareholder proposal for inclusion in the proxy statement for the 2001 annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission. At least $2,000 market value of the shares will be held at least through the end of the 2002 annual shareholders meeting.

If you desire to discuss the substance of the proposal please contact Robert Rosoff, Coordinator of the China Business Principles Working Group, or John Harrington, my advisor on these matters at (707) 252-6166. Thank you.

Sincerely,

William C Wardlaw

William C. Wardlaw

Encl.

Cc: John Harrington, President & CEO, Harrington Investments, Inc.
Medea Benjamin, Co-Director, Global Exchange
Robert Rosoff, Coordinator of the China Business Working Group
David Schilling, Director of Global Corporate Accountability, ICCR

EXHIBIT A

October 22, 2001

William C. Wardiaw III
C/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94581

Douglas Daft
Chairman & CEO
Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Mr. Daft:

I, William C. Wardlaw, am filing the enclosed shareholder proposal, *The China Business Principles*. I personally own 103,519 shares of Coca Cola Company stock and I have an interest in trusts with holdings of an additional 1,500,000+ shares. I, among many other concerned shareholders, am concerned about human and labor rights issues, including low wages and dangerous working conditions existing in factories in China.

Therefore, I am filing the enclosed shareholder proposal for inclusion in the proxy statement for the 2001 annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission. At least $2,000 market value of the shares will be held at least through the end of the 2002 annual shareholders meeting.

If you desire to discuss the substance of the proposal please contact Robert Rosoff, Coordinator of the China Business Principles Working Group, or John Harrington, my advisor on these matters at (707) 252-6166. Thank you.

Sincerely,

William C Wardlaw

William C. Wardlaw

Encl.

Cc: John Harrington, President & CEO, Harrington Investments, Inc.
Medea Benjamin, Co-Director, Global Exchange
Robert Rosoff, Coordinator of the China Business Working Group
David Schilling, Director of Global Corporate Accountability, ICCR

EXHIBIT B

HARRINGTON INVESTMENTS, INC.

CHINA BUSINESS PRINCIPLES

FOR HUMAN RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

EXHIBIT C

THE GLOBAL SULLIVAN PRINCIPLES

February 1, 1999

<u>*The Preamble*</u>

The objectives of the Global Sullivan Principles are to support economic, social and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality.

I urge companies large and small in every part of the world to support and follow the Global Sullivan Principles of corporate social responsibility wherever they have operations.

The Reverend Leon H. Sullivan

THE PRINCIPLES

As a company which endorses the Global Sullivan Principles we will respect the law, and as a responsible member of society we will apply these Principles with integrity consistent with the legitimate role of business. We will develop and implement company policies, procedures, training and internal reporting structures to ensure commitment to these principles throughout our organization. We believe the application of these Principles will achieve greater tolerance and better understanding among peoples, and advance the culture of peace.

Accordingly, we will:

- Express our support for universal human rights and, particularly, those of our employees, the communities within which we operate, and parties with whom we do business.
- Promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse.
- Respect our employees' voluntary freedom of association.
- Compensate our employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities.
- Provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development.
- Promote fair competition including respect for intellectual and other property rights, and not offer, pay or accept bribes.
- Work with governments and communities in which we do business to improve the quality of life in those communities -- their educational, cultural, economic and social well-being -- and seek to provide training and opportunities for workers from disadvantaged backgrounds.
- Promote the application of these principles by those with whom we do business.

We will be transparent in our implementation of these principles and provide information which demonstrates publicly our commitment to them.

William C. Wardlaw
C/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94581

January 10, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Appeal of Coca-Cola Company's No Action Request to a Shareholder Proposal Submitted For Inclusion in the Company's 2002 Proxy Material

Ladies and Gentlemen:

This letter is in response to a December 14, 2001 letter from the Coca-Cola Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by myself, William C. Wardlaw, (the "Proposal") from its proxy materials for the Company's 2002 Annual Meeting of shareholders. I filed this shareholder resolution in order to allow shareholders the right to vote on whether or not the Company should adopt *The U.S. Business Principles for Human Rights of Workers in China* ("China Business Principles").

The Company seeks to exclude the shareholder resolution from their proxy materials based on **Rule 14a-8(i)(10)**, which states that the proposal may be omitted if the company has already substantially implemented the proposal. I respectfully request that the Commission *not* allow the company to exclude the resolution from its proxy materials. The Company has not satisfied the "essential objective" of this proposal because the Global Sullivan Principles adopted by the Company: **(1)** do not contain all requirements specified in the China Business Principles; **(2)** do not deal specifically with conditions in China; (3) do not apply to Chinese suppliers; and (4) do not contain a reporting requirement.

First, while I applaud the company's adoption of the Sullivan Principles, these do not contain all provisions required in the China Business Principles. For example, the China Business Principles explicitly require that the Company's "facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights." This is a real problem in China but there is no explicit or implicit mention of this in the Sullivan Principles.

Second, the Sullivan Principles are general statements with insufficient applicability to current conditions in China. For example, the China Business Principles explicitly require "fair and decent working hours," "the right to form unions and bargain collectively," "freedom of expression," and no discrimination based on "past record of arrests or internal exile for peaceful protests." I have no reason to believe the Company's application of the Sullivan Principles will address these critical problems in China today.

Third, the Sullivan Principles do not apply to the Company's suppliers, although this is an essential requirement of the China Business Principles. The Sullivan Principles statement, that the Company will "Promote the application of these principles by those with whom we do business," is too vague. Labor and human rights abuse in China today is widespread and systematic and the Company must ensure that its suppliers also provide basic rights to their workers.

Fourth, the Sullivan Principles do not contain a reporting requirement, which is an essential part of the China Business Principles. It is quite common for companies to adopt codes of conduct and then do little to enforce them. Therefore, all codes should contain the requirement that the company report on its efforts to enforce its code at least annually so shareholders and other stakeholders can be confident that companies are actually following the codes they claim to adopt. The shareholders of the Company deserve no less.

Furthermore, the Securities and Exchange Commission has upheld shareholder resolutions in the past that deal with "codes of conduct" such as the CERES Principles, Vendor Standards, and the McBride Principles. These resolutions have asked companies to endorse their code of conduct regardless of whether or not the company already had an existing code of conduct. In addition, the Commission has upheld the China Business Principles resolution when previously challenged by Oracle (**Exhibit I**) and McDonalds.

It is significant that the Company indicated, in its December 14 letter, that it is preparing its own Code of Conduct. Obviously, the Company agrees that the Sullivan Principles are not a sufficient code. The China Business Principles provide the essential code provisions the Company should adopt in China. The Company has not satisfied the essential objective of the proposal and I see no reason why the Company should not clearly, in writing, adopt a policy addressing these problems.

I respectfully urges the Commission to allow shareholders of Coca-Cola the right to vote on this important policy issue at its 2002 Annual Shareholders' Meeting.

Sincerely,

William C. Wardlaw/alana Smith

William C. Wardlaw

Enclosure

Cc: John C. Harrington, President, Harrington Investments, Inc.
Robert Rosoff, Coordinator, The China Working Group
Medea Benjamin, Co-Director, Global Exchange
David Schilling, Director of Global Corporate Accountability, ICCR

Exhibit I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL

450 5th Street, N.W. - Room 4105
Washington, D.C. 20549

FAX SHEET

FAXED TO:	John Harrington	FROM:	THERESA REGAN
COMPANY NAME:	Harrington Vanguard	MAILSTOP:	4-2
PHONE NUMBER:	(707) 252-6166	PHONE NUMBER:	(202) 942-2900
FAX NUMBER:	(707) 257-7923	FAX NUMBER:	(202) 942 -9525
DATE:	8/15/00	RE:	shareholder proposal to Oracle Corp.

NUMBER OF PAGES + COVER 2

IMP-4/98

August 15, 2000

Response of the Office of the Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Theresa Regan
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests the board of directors to implement and/or increase activity on eleven principles set forth in the proposal relating to human and labor rights in China.

We are unable to concur in your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor